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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                 000-21673
                                                                 ---------------

(Check One):
     Form 10-K   Form 20-F   Form 11-K  X  Form 10-Q    Form N-SAR
  ---          ---        ---           ---         ---

         CUSIP NUMBER
-----
         For Period Ended: June 30, 1998
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     -------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-----------------------------------------------

PART I - REGISTRANT INFORMATION

AutoBond Acceptance Corporation           Full Name of Registrant
------------------------------------------

----------------------------------
Former Name if Applicable

100 Congress Avenue
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Address of Principal Executive Office (Street and Number)

Austin, Texas  78701
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)      The subject annual report, semi-annual report, transition
---               report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be


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                  filed on or before the fifth calendar day following the
                  prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         AutoBond Acceptance Corporation (the "Company") hereby informs the Securities and Exchange Commission (the "Commission") that it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 within the time period prescribed for such filing without unreasonable effort and expense. Due to unanticipated delays in the e-mail transmission of the 10-Q filing from the Company's headquarters in Texas to its financial printer in New York City, the Edgarization process will run past the 5:30 p.m. E.S.T. deadline. The Company expects that the complete Edgar transmission will be accomplished by 10:00 p.m. E.S.T. this evening.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Adrian Katz             512              435-7000
----------------------   ---------------    ----------------
          (Name)                               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?  If answer is no, identify report(s).       X  Yes      No
                                                           ---       --

         ----------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                         X   Yes     No
                                                           ---       --

         The Company currently estimates that its results of operations for the quarter ended June 30, 1998 will reflect a net loss of approximately $5.2 million ($0.86 per share), as compared with net income of $966,869 ($0.15 per share) for the second quarter of 1997. This loss was due primarily to the effects of reduced finance contract acquisition and securitization activity (as a result of the delay in the implementation of a new warehouse credit facility in June 1998 to replace the Company's main credit facility, which expired on March 31, 1998), combined with charges taken to reflect the impairment of the Company's retained interests in certain securitizations. This impairment was attributable to the refusal of Progressive Northern Insurance Company to pay claims under an insurance policy and the reassessment of certain valuation assumptions with respect to these retained interfests in light of information made available to the Company after the transfer of servicing functions to the Company in December 1997.

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                         AutoBond Acceptance Corporation
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 14, 1998          By  /s/ Adrian Katz
     -------------------------     ---------------
                                                     Adrian Katz
                                                     Vice Chairman of the Board,
                                                     Chief Operating Officer
                                                     and Chief Financial Officer


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